FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a – 16 or 15b – 16 of
The Securities Exchange Act of 1934

For the month of September, 2002

Trans-Orient Petroleum Ltd.

(Translation of registrant's name into English)

887 Helmcken Street, Vancouver, BC V6Z 1B1 Canada

(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F X Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes X No ______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-27668.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18, 2002

Trans-Orient Petroleum Ltd.
(Registrant)

(Signature)

Garth Johnson
(Name)

President, CEO, Secretary, CFO
(Title)

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 53-901F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

Trans-Orient Petroleum Ltd.
887 Helmcken Street
Vancouver, B.C. V6Z 1B1

Item 2. Date of Material Change

On or about September 16, 2002

Item 3. Press Release

September 16, 2002

Item 4. Summary of Material Change

Vancouver, BC, September 16, 2002 - Trans-Orient Petroleum Ltd. (OTCBB: TOPTF) announced today that it has acquired by way of private placement 175,000 units of Indo-Pacific Energy Ltd. (OTCBB: INDOF) at US$0.80 per unit. Each unit consists of one common share and one share purchase warrant, exercisable at US$0.90 in year one and US$1.15 in year two.

Item 5. Full Description of Material Change

Vancouver, BC, September 16, 2002 - Trans-Orient Petroleum Ltd. (OTCBB: TOPTF) announced today that it has acquired by way of private placement 175,000 units of Indo-Pacific Energy Ltd. (OTCBB: INDOF) at US$0.80 per unit. Each unit consists of one common share and one share purchase warrant, exercisable at US$0.90 in year one and US$1.15 in year two.

Upon completion of this investment, the Company will hold approximately 12% of the issued and outstanding shares of Indo-Pacific and 17% on a fully diluted basis.

For Further Information:
Republic Communications Ltd.

Toll Free: 1-866-414-4144
Email: ir@transorient.com
Web Site: www.transorient.com

Item 6. **Reliance on Section 85(2) of the Act**

N/A

Item 7. **Omitted Information**

None

Item 8. **Senior Officers**

Garth Johnson, President, CEO, Corporate Secretary and Chief Financial Officer
(604) 682-6496

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

September 18, 2002 "Garth Johnson"

Garth Johnson, President, CEO, Corporate Secretary/Chief Financial Officer

Place of Declaration: Vancouver, B.C.

Trans-Orient Acquires Units in Indo-Pacific Energy

Vancouver, BC, September 16, 2002 - Trans-Orient Petroleum Ltd., (OTCBB:TOPTF) announced today that it has acquired by way of private placement 175, 000 units of Indo-Pacific Energy Ltd. (OTCBB: INDOF) at $.80 per unit. Each unit consists of one common share and one share purchase warrant, exercisable at US$0.90 in year one and US$1.15 in year two.

Upon completion of this investment the Company will hold approximately 12% of the issued and outstanding shares of Indo-Pacific and 17% on a fully diluted basis.

For further Information:
Republic Communications Ltd.
Toll Free: 1-866-414-4144
Email: ir@transorient.com

Web Site:
www.transorient.com